

April 14, 2009

Mr. B. Andrew Rose
Chief Financial Officer, Worthington Industries, Inc.
200 Old Wilson Bridge Road
Columbus, OH 43085

Re: **Worthington Industries, Inc.**
            Form 10-K for the year ended May 31, 2008
            Definitive Proxy Statement, filed August 13, 2008
            Form 10-Q for the quarter ended November 30, 2008
            File No. 1-8399

Dear Mr. Rose:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, Dorine Miller, Financial Analyst, at (202) 551-3262, Andrew Schoeffler, Attorney, at (202) 551-3748 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief